August 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:	Aberdeen Standard Investments ETFs
Registration Statement filed on Form N-1A
File Nos. 333-198170 and 811-22986

Dear Ms. Rossotto:

On behalf of Aberdeen Standard Investments ETFs (the “Registrant”), we are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Robert Hepp and Brooke Clark on August 2, 2021, relating to Post-Effective Amendment No. 31 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) filed on May 20, 2021, with respect to Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF, Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF and Aberdeen Bloomberg Industrial Metals Strategy K-1 Free ETF (each, a “Fund”).

For your convenience, the substance of the comment has been restated below. The Registrant’s response to the comment is set out immediately under the restated comment. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.	Comment: With respect to each Fund’s Principal Investment Strategies section, please clarify that each Fund will seek to track its Index and whether each Fund will use representative sampling to do so.

Response: The Registrant confirms that each Fund will seek to track its Index and that each Fund will use representative sampling to do so. The Registrant will revise the disclosure to address the Staff’s comment.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (617) 728-7127. Thank you.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron